ATLANTA
MIAMI
CARLTON FIELDS	ORLANDO ST. PETERSBURG TALLAHASSEE TAMPA WEST PALM BEACH
ATTORNEYS AT LAW		4200 International Place 100 S.E. Second Street Miami, Florida 33131-2114

Carlos A. Mas 305.539.7375 direct cmas@carltonfields.com		305.530.0050 305.530.0055 fax www.carltonfields.com

May 12, 2010

Securities and Exchange Commission Division of Corporation Finance Mail Stop 3720 Washington, D.C. 20549	VIA EDGAR FILING

Attention: Celeste M. Murphy

Re:	Rapid Link, Incorporated

Preliminary Proxy Statement on Schedule 14A

Filed on March 18, 2010

File No. 0-22636

Dear Ms. Murphy:

This letter is being provided on behalf of Rapid Link, Incorporated (the “Company”) in response to the April 29, 2010 comment letter (the “Comment Letter”) of the staff to the Company concerning the above-referenced filing and the Company’s supplemental responses dated April 6 and April 21, 2010. A courtesy copy of this letter is also being provided to Jessica Plowgian, Attorney-Adviser, via facsimile.

Set forth below in bold is the staff’s comment from the Comment Letter, followed by the Company’s response. The Company is filing a revised preliminary proxy statement (the “Amended Preliminary Proxy Statement”) concurrently herewith and page references in the Company’s responses to the staff’s comments refer to those pages in the Amended Preliminary Proxy Statement.

Purposes of the Amendment, page 6

1.

We note your response to comment one from our letter dated April 8, 2010. We note your assertion that there are a variety of business reasons for increasing the company’s authorized capital. However, we note the statement on page six of your proxy statement that the “primary purpose of the amendment” is to provide sufficient authorized shares of common stock for the conversion of the shares that were issued in connection with the closing of the transaction. We also note that your analysis that the Share Exchange Agreement did not obligate

Securities and Exchange Commission

May 12, 2010

the company to amend its certificate of incorporation to provide for the full conversion of the preferred shares as a condition to the closing. However, as we previously indicated, we believe that pursuant to Note A the proxy statement should contain the information required by Item 14 of Schedule 14A because at the time of the acquisition, the company knew that additional shares of common stock would be needed to convert the shares of preferred stock being issued to Blackbird. Please either provide us with additional legal analysis for your position that Item 14 disclosure is not required, including citations to Commission releases, no-action letters, etc., or revise to ensure that you provide the disclosure required by Item 14.

Response:

We appreciate the staff’s consideration of our prior response and the follow-up comment. The Company continues to believe that Note A of Schedule 14A does not apply to its specific circumstances, particularly since the share exchange transaction has been consummated without the requirement of shareholder approval. Neither the purpose of the amendment to the certificate of incorporation nor the knowledge that additional shares of common stock would be needed in order to fully convert the preferred stock is relevant to whether Note A applies. The relevant factors are (a) whether consummation of the share exchange transaction requires a stockholder vote (which it does not and did not), and (b) whether the failure to vote for approval of the amendment to certificate of incorporation would materially and adversely affect the terms of the share exchange transaction as it applies to the Company or permit the acquirer to unwind the share exchange transaction (which would mean that the shareholder vote on the amendment was, in essence, a vote to ratify the share exchange transaction, and that is not the case here). Also relevant is the fact that approval of the proposal is assured because of the voting rights granted to the acquirer. The common stockholders’ vote on the amendment will have no impact on its approval. Finally, we note that there is ample precedent in other proxy filings reviewed by the Division where this same analysis was accepted by the staff.

However, given the length of time that has passed since the Company made its original filing of the preliminary proxy statement, the Form 8-K/A required to be filed pursuant to Items 2.01 and 9.01 thereof to include pro forma financial information relating to the Share Exchange Transaction has been filed with the Commission. In view of the foregoing and the Company’s pressing need to move forward with its planned shareholders’ meeting, as well as management’s desire to focus its time and attention to operational matters, the Company has decided to include the requested Item 14 disclosures.

Accordingly, the Amended Preliminary Proxy Statement has been revised to include the Item 14 disclosures at page 1 (Summary Term Sheet) and page 10 (under the heading “Share Exchange Transaction”) as well as in the financial information attached to the Amended Preliminary Proxy Statement as Annex B.

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Securities and Exchange Commission

May 12, 2010

On behalf of the Company, we trust that the foregoing has been responsive to the staff’s comments. If the staff has any additional comments or concerns, please call the undersigned at (305) 539-7375.

Sincerely,

/s/ Carlos A. Mas

Carlos A. Mas

cc: Rapid Link, Incorporated